UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG. For the avoidance of doubt, the section of the Interim Report (contained in Exhibit 99.1) entitled “Risks and Opportunities” is intended to supplement, but not replace, the section “Risk Factors” included on pages 14 to 51 of our 2020 Annual Report on Form 20-F.

Exhibit 99.1 : Deutsche Bank AG’s Interim Report as of June 30, 2021.

Exhibit 99.2 : Capitalization table of Deutsche Bank AG as of June 30, 2021 (also incorporated as Exhibit 12.12 to Registration Statement No. 333-226421 of Deutsche Bank AG).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2020 Annual Report on Form 20-F filed with the SEC, on pages 14 through 51 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted profit (loss) before tax, Profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon	Profit (loss) before tax
Revenues excluding specific items, Revenues on a currency-adjusted basis, Revenues adjusted for foregone revenues due to the BGH ruling	Net revenues
Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to Prime Finance	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon), Adjusted post-tax return on equity measures	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to (i) the section “Non-GAAP financial measures” of Exhibit 99.1 hereto and (ii) the section “Supplementary Information (Unaudited): Non-GAAP financial measures” on pages 428 through 435 of our 2020 Annual Report (which constitutes a part of our 2020 Annual Report on Form 20-F).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

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Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and set forth throughout this report under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive (“CRD”) implementing Basel 3 as currently applicable. CRR/CRD provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out. Unless otherwise noted, our CRR/CRD solvency measures set forth in this document reflect these transitional rules. We also set forth in this report certain CRR/CRD solvency measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD framework regarding own funds instruments without consideration of the transitional provisions under CRR/CRD, except as described in respect of the applicable measure. Measures calculated pursuant to our fully loaded methodology are non-GAAP financial measures.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

For descriptions of these fully loaded CRR/CRD measures and the differences from the most directly comparable measures under the CRR/CRD transitional rules, please refer to (i) the sections “Risk information” and “Non-GAAP financial measures: Regulatory fully loaded measures” of Exhibit 99.1 hereto, (ii) the section “Management Report: Risk Report: Risk and capital performance: Capital, Leverage ratio, TLAC and MREL” on pages 111 through 128 of our Annual Report 2020, in particular the subsections thereof entitled “Development of own funds” and “Leverage ratio”, and (iii) the section “Supplementary Information (Unaudited): Non-GAAP financial measures: Regulatory fully loaded measures” on page 435 of our Annual Report 2020.

When used with respect to future periods, our fully loaded CRR/CRD measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD measures that would correspond to these fully loaded CRR/CRD measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: July 28, 2021

By:	/s/ Brigitte Bomm
Name:	Brigitte Bomm
Title:	Managing Director

By:	/s/ Joseph C. Kopec
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

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